

SHIN
CORPORATION

November 3, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
<u>UNITED STATES OF AMERICA</u>

04046031

SUPPL

Attention: International Corporate Finance Offic

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

◆   **Stock Exchange of Thailand Filing, SH 137/2004**

Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in October 2004

Date: November 3, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

SH 137/2004

November 2, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in October 2004

To: The President
         The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

The Details of ESOP	ESOP Grant I	ESOP Grant II
Issued Amount	29,000,000 units	18,083,700 units
Issued Dated	March 27, 2002	May 30, 2003
Exercise Price	Baht 17.704 per share	Baht 13.597 per share
Exercise Ratio	1 warrant per 1.00540 ordinary share	
Maturity of warrants	5 years from the first date of the issuance and offering of warrants	

The Company would like to report the results of the exercise of warrants to purchase the Company's ordinary shares to directors and employees of the Company in October 2004, as follows;

The Details of ESOP	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	771,500 Units	331,600 Units
The number of remaining unexercised warrants	14,670,400 Units	16,522,700 Units
The number of ordinary shares derived from this exercise	775,665 Shares	333,390 Shares
The number of remaining ordinary shares reserved for warrants	14,660,395 Shares	16,517,252 Shares